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                                                           EXHIBIT 99(a)(1)(X)

MOTOROLA COMMITTED TO PURSUING TENDER OFFER FOR REMAINING SHARES OF NEXT LEVEL STOCK

Schaumburg, Ill. -- February 04, 2003 -- Motorola, Inc. (NYSE:MOT) today expressed its disappointment that the Independent Committee of the Board of Directors of Next Level Communications, Inc. (NASDAQ:NXTV) chose to recommend against its offer to purchase the remaining shares of stock Motorola does not own. As stated in Motorola's Offer to Purchase, approval of the Next Level board of directors is not required for Motorola to continue its tender offer, which it intends to do. Motorola believes its offer of $1.04 per share is fair given Next Level's prospects. Claims made by Next Level and several of its shareholders are not supported by fact nor established precedent and Motorola will vigorously defend against those unmeritorious claims.

Motorola believes Next Level's value prospects are uncertain given its cost and capital structure and urges shareholders to carefully evaluate its offering materials prior to making a decision.

ABOUT THE TENDER OFFER

In order to protect the integrity and fairness of the process, the offer is conditioned upon, among other things (1) the tender of a majority of Next Level shares not held by Motorola and its affiliates, and (2) unless waived, Motorola owning at least 90% of the outstanding Next Level common stock as a result of the tender offer or otherwise. The tender is not conditioned on Motorola obtaining any financing. Any shares not acquired in the tender offer will be acquired in a subsequent "short form" merger transaction at the same $1.04 per share cash price.

Motorola commenced the tender offer on January 27, 2003 and the offer will expire at 5:00 p.m., New York City Time, on Tuesday, February 25, 2003 (unless extended).

NOTICE FOR NEXT LEVEL SECURITYHOLDERS

Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level securityholders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations.
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ABOUT MOTOROLA
Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $26.7 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit:
WWW.MOTOROLA.COM.

BUSINESS RISKS

Statements in this news release that relate to consummation of the tender offer and any subsequent merger and the impact of the reintegration of Next Level into Motorola described herein are "forward-looking statements". These statements are based on management's current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola wishes to caution the reader that these factors, as well as other factors described in Motorola's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

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MEDIA CONTACT:
Jennifer Weyrauch
847-435-5320
Jennifer.weyrauch@motorola.com